Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800 Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

May 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Brad Skinner
Senior Assistant Chief Accountant
100 F Street, NE
Washington, D.C. 20549-7010

Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 000-23530
Response to Comment Letter dated May 10, 2011
Request for extension of time to complete

Dear Mr. Skinner:

Please be informed that this office represents Trans Energy, Inc. (the “Company”).  This letter is being submitted following my telephone conversation this date with Jennifer O’Brien of the Commission Staff concerning the Company and your outstanding comment letter.

The Company’s Chief Financial Officer recently resigned and subsequently resigned as the Chief Accounting Officer and left the Company.  The Company appointed a new Chief Financial Officer on April 19, 2011.  During this transitional period, in addition to responding to your letter, the Company has been preparing its most recent Form 10-Q for the period ended March 31, 2011, which has not been filed as of this date.  Please be advised that management has informed me that because of the transition to a new CFO, it has not it been able to respond to the May 10-letter or complete its Form 10-Q.  The Company intends to complete and file its current Form 10-Q as soon as possible and then finalized its response to your letter.  Because more time will be needed to complete its review and response to the May 10-letter, the Company respectfully requests that it be given an additional ten (10) business days in order to finalize and file its response.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Yours truly,

/s/ LEONARD E. NEILSON

Leonard E. Neilson

:ae
CC: Trans Energy, Inc.